ON Semiconductor 5005 East McDowell Road Phoenix, AZ 85008 http://onsemi.com

January 13, 2009

Ms. Angela Crane

Branch Chief

Mail Stop 3030

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: ON Semiconductor Corporation

Form 10-K for the Year Ended December 31, 2007

Filed February 12, 2008

Form 10-Q for the Fiscal-Quarter ended September 26, 2008

File No. 000-30419

Dear Ms. Crane:

This letter sets forth the responses of ON Semiconductor Corporation (“ON Semiconductor”) to the comments contained in the letter, of the staff of the Division of Corporation Finance (the “Staff”), dated December 30, 2008, regarding the above referenced filings. We appreciate the opportunity to respond to your comments and understand that the purpose of your review process is to assist ON Semiconductor in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings.

The responses set forth below are numbered so as to correspond to the Staff’s original comments. For your convenience, the Staff’s comment is repeated below (in italics), with our response to each comment set forth immediately thereafter.

Form 10-K for the Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Results of Operations, page 44

Revenues , page 45

1.	Comment provided by the Staff – “We note that your discussion of the significant changes in revenues and gross profit does not quantify the specific reasons for material changes in the line items in the financial statements. In future filings, each significant factor that contributed to the changes, including offsetting factors, should be separately quantified. Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed. In addition, in future filings separately describe and quantify the effects of changes in prices and volume of your product offerings on you operating results.”

Response to the Staff – We serve a broad range of end-user markets with a broad range of products, whereby changes in prices or volume of a specific product does not usually have a significant impact on our business. Our current product portfolio is comprised of approximately 46,100 different products with prices ranging from $0.002 each to $3,920.00 each. At the end of 2007, our product portfolio was comprised of approximately 29,300 different products. The increase to our product portfolio was driven primarily by our March 17, 2008 acquisition of AMIS Holdings, Inc.

Because of our large product portfolio, we do not believe a description and quantification in our filings of the effects of changes in volume of individual products would be meaningful to investors. The primary driver of our revenues and gross profit is price. We describe and quantify the significant changes to revenues and gross profit in terms of changes in prices; for example, we quantify changes in average selling prices on a mix-adjusted basis. With that, the reader is able to calculate the remaining volume and mix impact on total revenue and gross profit. In future filings we will quantify the volume and mix impact to total revenue and gross profit and expand our discussion to quantify the percentage increases or decreases in revenues and gross profit by product families within each reporting segment, and to the extent there are significant volume changes impacting revenue or gross profit, we will discuss those changes.

Liquidity and Capital Resources, page 51

Commercial Commitments, Contractual Obligations, Off-Balance Sheet Arrangements and Indemnities, page 52

2.

Comment provided by the Staff – “Revise future filings to disclose your off-balance sheet arrangements in a separately captioned subsection of MD&A as required by Item 303(a)(4) of Regulation S-K. Also revise future filings to provide the disclosures as required by paragraphs (a)(4)(i) of this Item, to the extent necessary to understand your off-balance sheet arrangements and their effect on financial conditions, changes in financial condition and results of operations. Provide proposed revised disclosure for our review in your response.”

Response to the Staff – We have reviewed Item 303(a)(4)(i) of Regulation S-K, and we agree with your comment to disclose our off-balance sheet arrangements in a separately captioned sub-section of MD&A in our future filings, as well as provide the disclosures required by paragraph (a)(4)(i). Our proposed revised disclosure will be as follows:

Off-Balance Sheet Arrangements

In the normal course of business, we enter into various operating leases for buildings and equipment including our mainframe computer system, desk top computers, communications, foundry equipment and service agreements relating to this equipment.

In the normal course of business, we provide standby letters of credit or other guarantee instruments to certain parties initiated by either our subsidiaries or us, as required for transactions such as material purchase commitments, leases or customs guarantees. Our senior bank facilities include a $25.0 million dollar revolving facility. Letters of credit totaling $3.3 million were outstanding under the revolving facility at December 31, 2007. Our primary foreign exchange hedging agreement has a provision for termination if at any time the amount available under our revolving facility is less than $2.5 million. We also have bank guarantees totaling $7.7 million outstanding at December 31, 2007.

We have not recorded any liability in connection with these operating leases, letters of credit and bank guarantee arrangements. For our operating leases, we expect to make cash payments and similarly incur expenses totaling $34.5 million as payments come due. Based on historical experience and information currently available, we believe we will not be required to make any payments under the stand by letters of credit or bank guarantee arrangements. See “Cash Requirements – Commercial Commitments, Contractual Obligations and Indemnities”.

3.	Comment provided by the Staff – “Please tell us why the commercial commitments on your balance sheet appear to have subsequently moved off your balance sheet in later filings. We note from page 52 that your commercial commitments are reflected on your balance sheet. However, on page 48 of your Form 10-Q for the period ended March 28, 2008 and page 58 of your Form 10-Q for the period ended June 27, 2008 indicates that your commercial commitments represent your off-balance sheet arrangements. Further, it appears from your disclosure on page 62 of your Form 10-Q for the period ended September 26, 2008 that your commercial commitments were returned to your balance sheet. If the nature of these obligation changes from period to period, then provide disclosure in future filings regarding the reasons and business purposes for those changes.”

Response to the Staff – We note that an oversight was made in our commercial commitments disclosure on page 52 of our Form 10-K for the period ended December 31,

2007 and page 62 of our Form 10-Q for the period ended September 26, 2008, whereby the reference to footnote (1) was omitted. This reference was properly included on page 48 of our Form 10-Q for the period ended March 28, 2008 and on page 58 of our Form 10-Q for the period ended June 27, 2008 to indicate that our commercial commitments represent our off-balance sheet arrangements. The nature of these obligations did not change from period to period. We will include the footnote reference to commercial commitments in future filings and we will provide disclosure of the reasons and business purposes for changes in the nature of these obligations if such changes occur.

Critical Accounting Policies and Estimates, page 67

4.	Comment provided by the Staff – “We note your critical accounting policy regarding revenue recognition. However, the disclosure merely repeats the policies from your significant accounting policies footnote without elaboration. Please expand future filings to describe specific factors that in your view make it critical. Discuss the nature of estimates and uncertainties about those estimates inherent to your revenue recognition policy, including how you make those estimates. Discuss how different assumptions, methods or conditions might effect your financial statements.”

Response to the Staff – We have reviewed our disclosure of our critical accounting policy regarding revenue recognition and we agree in future filings to expand the disclosure to describe the specific factors that make it critical, including discussion of the items referenced in your comment.

Item 13 Certain Relationships and Related Transactions, and Director Independence, page 73

Policies and Procedures, page 55

5.	Comment provided by the Staff – “We note your disclosure in the second paragraph on page 55 of your proxy statement. In future filings please provide all information requested by Item 404(b)(1) of Regulation S-K. For example, it does not appear that your current disclosure identifies with specificity the types of transactions that are covered by such policies and procedures nor the standards to be applied pursuant to such polices and procedures.”

Response to the Staff – While we believe that our disclosure on page 55 of our proxy statement adequately described our policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K, we acknowledge that additional disclosure may be helpful to investors and we will revise our disclosure in our upcoming proxy statement for our 2009 annual meeting of stockholders to specify in more detail the types of transactions that are covered by such policies and procedures and also set forth any standards to be applied pursuant to such policies and procedures.

Related Party Transactions, page 55

6.

Comment provided by the Staff – “We note your disclosure on page 2 of your proxy describes “two separate supply and purchase transactions” with a company affiliated with two of your directors, and an “intellectual property license agreement” with a company whose CEO is one of your directors. Please provide us your analysis as to why disclosure of these transactions is not required in your related party transactions section by Item 404(a) of Regulation S-K or disclosure in future filing the details of those transactions in this section including the dollar value as required by Item 404(a)(4). Further, in future filings please file these agreements as exhibits as required by Item 601(b)(10)(ii)(A).”

Response to the Staff – We note that the disclosure on page 2 of our proxy statement that you reference was included in our proxy statement pursuant to Item 407(a)(3) of Regulation S-K which requires that for each director and nominee for director that is identified as independent, the proxy statement must describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were considered by the board of directors under the applicable independence definitions in determining that the director is independent.

Item 404(a) disclosure is triggered by a transaction (since the beginning of the registrant’s last fiscal year, or any currently proposed transaction) in which the registrant was or is to be a participant, the amount involved exceeds $120,000, and any related person had or will have a direct or indirect material interest in such transaction.

With respect to the “two separate supply and purchase transactions” with SunPower Corporation we offer the following explanation. Due to their service on our board of directors both Messrs. Hernandez and McCranie were and are related parties of the Company. During this period, Mr. Hernandez was also the Chief Financial Officer of SunPower Corporation and, at the time of the transaction, owned less than 1% of SunPower Corporation’s outstanding voting stock. Mr. McCranie is a director of Cypress Semiconductor Corporation, which, at that time, was a controlling shareholder of SunPower Corporation. Ultimately, the Company determined that neither Mr. Hernandez nor Mr. McCranie had any direct or indirect material interest in these transactions. In connection with this evaluation, the Corporate Governance and Executive Committee of the Board received presentations and legal memoranda in October 2007 and January 2008 (prior to the execution of both supply agreements) which set forth the details of the noteworthy relationships and transactions and the applicable NASDAQ and SEC rules and regulations. In its analysis for Mr. Hernandez, the Company and its advisors considered various factors including evidence that supported the fact that these transactions did not materially affect Mr. Hernandez’s employment standing, compensation and equity value in SunPower Corporation. As a result of the lack of any direct or indirect material interest by Mr. Hernandez and Mr. McCranie the Company concluded that Item 404(a) disclosure was not required.

With respect to the intellectual property license agreement entered into with Virage Logic Corporation we note the following. At the time of the proxy statement filing, Mr. McCranie was the President and Chief Executive Officer and a director of Virage Logic Corporation and owned less than 1% of their outstanding common stock (in addition to certain stock options). In addition, Robert H. Smith, one of our other directors, was also a director of Virage Logic Corporation. Nonetheless, we determined that consistent with Instruction 7 to Item 404(a) disclosure was not required as the transaction was one where the rates or charges involved in the transaction were determined by competitive bids.

Finally, we respectfully submit that neither the “two separate supply and purchase transactions” with a company affiliated with two of our directors, nor the “intellectual property license agreement” with a company whose CEO is one of our directors that are mentioned on page 2 of our proxy statement are agreements that are required to be filed as exhibits under Item 601(b)(10)(ii)(A) of Regulation S-K as they are not contracts to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties.

7.	Comment provided by the Staff – “Please tell us why you are not able to determine whether there is an affiliate relationship between Future Electronics, Inc. and Alonim Investments, Inc. as described in the fourth paragraph on page 55 of your proxy.”

Response to the Staff – Prior to the filing of our proxy statement, information came to our attention that suggested a possible affiliation between Future Electronics, Inc., one of our distributors, and Alonim Investments, Inc. (“Alonim”), both Canadian incorporated companies. We reviewed Alonim’s Schedule 13G reporting the shares of the Company’s outstanding common stock held by it, and within which Alonim indicated that it had sole voting and investment power related to the shares it beneficially owns of the Company. Ultimately, as of the filing of our proxy statement we did not have enough publicly available information to make a reliable determination whether or not there was an affiliate relationship between Future Electronics, Inc. and Alonim.

Prior to the filing of our upcoming proxy statement for our 2009 annual meeting of stockholders, we will make an effort to determine conclusively whether an affiliation exists between Future Electronics, Inc. and Alonim to the extent required.

Item 9A. Controls and Procedures, page 71

Management’s Report on Internal Control Over Financial Reporting, page 71

8.	Comment provided by the Staff – “We note management’s conclusion on the effectiveness of internal control over financial reporting on page 30. In future filings, consistent with the guidance of Item 308T of Regulation S-K and to eliminate investor confusion, please include management’s conclusion on the effectiveness of internal control over financial reporting as part of the section entitled “Management’s Report on Internal Control Over Financial Reporting.”

Response to the Staff – In future filings we agree to include management’s conclusion on the effectiveness of internal control over financial reporting in “Management’s Report on Internal Control Over Financial Reporting” in “Item 9A. Controls and Procedures.”

Form 10-Q for the Fiscal-Quarter ended September 26, 2008

Exhibit 31

9.

Comment provided by the Staff – “We note that the certification filed as required by Exchange Act Rule 13a-14(a) labels the report as “quarterly report” in paragraphs 2, 3 and 4. Please revise future filings so as to not include a reference to the “quarterly”

report in the certification and file a certification in exact form as set out in Item 601(b)(31) of Regulation S-K.”

Response to the Staff – In future filings we agree to revise the wording in the certifications required by Exchange Act Rule 13a-14(a) to be consistent with the wording set forth in Item 601(b)(31) of Regulation S-K.

Form 8-K filed October 30, 2008

10.	Comment provided by Staff – “We note that you present your non-GAAP measures in the form of an Analysis of GAAP versus non-GAAP Disclosure statement. This format may be confusing to investors as it reflects several non-GAAP measures, including (and not necessarily limited to) non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross profit percentage, non-GAAP research and development, non-GAAP selling and marketing, non-GAAP general and administrative, non-GAAP amortization of acquisition related intangible assets, non-GAAP restructuring, asset impairments and other, net, non-GAAP total operating expenses, non-GAAP operating income, non-GAAP income before income taxes and minority interests, non-GAAP income tax benefit (provision), non-GAAP income per basic share and non-GAAP income per diluted share which have not be described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

•

To eliminate investor confusion, please remove the Analysis of GAAP versus non-GAAP Disclosure statement from all future filings and instead disclose only those non-GAAP measures specifically used by management that you wish to highlight for investors, with the appropriate reconciliations.

•

Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.”

Response to the Staff – We have received very positive feedback from investors on the format and content of our financial releases. However, after reviewing recent comment letters and disclosures of peer companies, we agree in future filings to remove the analysis of GAAP versus non-GAAP disclosure statements and disclose only those non-GAAP measures used by management that we wish to highlight for investors, with the appropriate reconciliations. Pursuant to your last bullet point, we also note that the above referenced Form 8-K was furnished with the SEC as permitted under Item 2.02. Accordingly, information included in this Form 8-K is not incorporated by reference into any 1933 Act registration statements, unless and until we expressly provide otherwise, which we have not done.

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With respect to all the preceding responses, we acknowledge the following:

•	ON Semiconductor is responsible for the adequacy and accuracy of the disclosures in the filings,

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ON Semiconductor may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter fully responds to the Staff’s inquiries. We greatly appreciate the efforts of the Staff to review our responses and look forward to a speedy completion. Please contact me at (602) 244-7362 if I can be of further assistance.

Sincerely,

/s/ Donald Colvin
Donald Colvin Chief Financial Officer ON Semiconductor Corporation 5005 E. McDowell Road Phoenix, Arizona 85008